Exhibit 99.2

Cenovus Energy Inc.

Annual Meeting of Shareholders

May 12, 2021

Report of Voting Results

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on May 12, 2021 by virtual meeting. Each matter voted on is described in greater detail in the Corporation’s 2021 Management Information Circular dated March 15, 2021, which is available at cenovus.com.

1.	Appointment of Auditor PricewaterhouseCoopers LLP, Chartered Professional Accountants, were reappointed as auditor of the Corporation.

Votes For		Votes Withheld
Number	Percent	Number	Percent
1,677,618,176	99.70	5,003,734	0.30

2.	Election of Directors Each of the following twelve nominees proposed by management were elected directors of the Corporation:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Keith M. Casey	1,629,920,383	98.97	16,903,774	1.03
Canning K.N. Fok	1,234,968,826	74.99	411,855,331	25.01
Jane E. Kinney	1,633,018,059	99.16	13,806,098	0.84
Harold N. Kvisle	1,319,701,189	80.14	327,122,969	19.86
Eva L. Kwok	1,630,748,431	99.02	16,075,726	0.98
Keith A. MacPhail	1,589,161,565	96.50	57,662,592	3.50
Richard J. Marcogliese	1,578,975,905	95.88	67,816,872	4.12
Claude Mongeau	1,633,092,303	99.17	13,731,854	0.83
Alexander J. Pourbaix	1,632,905,234	99.16	13,915,002	0.84
Wayne E. Shaw	1,634,382,317	99.24	12,440,494	0.76
Frank J. Sixt	1,281,126,425	77.79	365,697,732	22.21
Rhonda I. Zygocki	1,595,374,642	96.88	51,445,593	3.12
3.	Amendment and Reconfirmation of Shareholder Rights Plan On a vote by ballot, an ordinary resolution was passed approving the amendment and reconfirmation of the Corporation’s Shareholder Rights Plan.

Votes For		Votes Against
Number	Percent	Number	Percent
1,562,848,308	94.90	83,975,844	5.10
4.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation An advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent
1,610,877,394	97.82	35,946,758	2.18